CalAmp Corp.
1401 N. Rice Avenue
Oxnard, CA 93030
February 3, 2010
Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549

Re:	CalAmp Corp.
Form 10-K for the Year ended February 28, 2009
Filed May 12, 2009

Schedule DEF14A
Filed June 24, 2009

File No. 000-12182
Dear Mr. Spirgel:
This letter is in response to your January 26, 2010 letter setting forth the comments of the Staff of the Division of Corporation Finance (the “Staff”) concerning the above-referenced filings of CalAmp Corp. (the “Company”). For ease of reference, each of the Staff’s comments is repeated below in italicized text, followed by the Company’s response.
Information As Expected To Be Included In [2009] Proxy Statement
Executive Compensation and Related Information, page 11
Compensation Discussion and Analysis
Short-Term Incentive Compensation Plan, page 14
1.	In future filings, please identify all the “business goals,” quantitative or qualitative, that formed the basis for your short-term incentive awards. See Item 402[(o)](5) of Regulation S-K.
Response: The Company will in future filings identify the quantitative and qualitative business goals that formed the basis for the Company’s short-term incentive awards and will describe how these goals and any associated formulas were applied in determining the incentive amounts paid or payable to the named executive officers.
2.	We note your disclosure that the size of an initial stock option grant is based upon the position, responsibilities and expected contribution of the individual, with subsequent grants also taking into account the individual’s performance and potential contributions. In future filings, please clarify the specific factors used in each case for your named executive officers.
Response: The Company will in future filings describe the specific factors that were considered in the determination of equity awards to each of the named executive officers.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
February 3, 2010

In responding to these comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please call the undersigned at (805) 419-8344. Thank you.
Very truly yours,
/s/ Richard K. Vitelle
Richard K. Vitelle
Vice President Finance and CFO

cc:	Richard Gold, President and Chief Executive Officer Peter W. Wardle, Gibson, Dunn & Crutcher LLP